As filed with the Securities and Exchange Commission December 16, 2008
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SCOTT'S LIQUID GOLD-INC.

(Exact Name of Registrant as Specified in Its Charter)

COLORADO	**84-0920811**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4880 Havana Street
Denver, Colorado 80239
(303) 373-4860
(Address, Including Zip Code, and Telephone Number of Registrant's Principal Executive Offices)

2005 STOCK INCENTIVE PLAN
(Full Title of the Plan)

Jeffry B. Johnson
Treasurer and Chief Financial Officer
Scott's Liquid Gold-Inc.
4880 Havana Street
Denver, Colorado 80239
(303) 373-4860
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]
Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)
Smaller reporting company	[X]

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock ($0.10 par value)	900,000	$0.14	$126,000	$4.95

(1) This Registration Statement also includes such indeterminate number of shares as may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions in accordance with Rule 416 under the Securities Act of 1933.

(2) Estimated pursuant to rule 457(h) under the Securities Act of 1933 solely for the purpose of calculating the registration fee and based on the average of the high and low sales prices for the Registrant's common stock as reported on the OTC Bulletin Board on December 10, 2008.

INCORPORATION BY REFERENCE OF CONTENTS OF REGISTRATION STATEMENT ON FORM S-8
NO. 333-126028

This registration statement registers an additional 900,000 shares of Common Stock for issuance under the Scott's Liquid Gold-Inc. 2005 Incentive Stock Plan as amended. The contents of the Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 22, 2005 (Registration No. 333-126028) are hereby incorporated by reference.

EXHIBITS

Exhibit No.	Description
4.3	Scott's Liquid Gold-Inc. 2005 Stock Incentive Plan, as amended.
5.1	Opinion of Holland & Hart LLP, counsel for the Company.
23.1	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., Independent Public Accountants.
23.2	Consent of Holland & Hart LLP (contained in their opinion filed as Exhibit 5.1).
24	Powers of Attorney.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 16, 2008.

SCOTT'S LIQUID GOLD-INC.

By: /s/ Mark E. Goldstein
Mark E. Goldstein
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Mark E. Goldstein	President, Chief Executive Officer, and Director	December 16, 2008
* Jeffrey R. Hinkle	Director	December 16, 2008
* Jeffry B. Johnson	Chief Financial Officer and Director	December 16, 2008
* Dennis P. Passantino	Director	December 16, 2008
* Carl A. Bellini	Director	December 16, 2008
* Dennis H. Field	Director	December 16, 2008
* Gerald J. Laber	Director	December 16, 2008

*   /s/ Jeffry B. Johnson
Jeffry B. Johnson, for himself and as Attorney-in-fact for the named directors who together constitute all of the members of the Board

Exhibit Index

Exhibit No.	Description
4.3	Scott's Liquid Gold-Inc. 2005 Stock Incentive Plan, as amended.
5.1	Opinion of Holland & Hart LLP, counsel for the Company.
23.1	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., Independent Public Accountants.
23.2	Consent of Holland & Hart LLP (contained in their opinion filed as Exhibit 5.1).
24	Powers of Attorney.